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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEC
Mail Processing
Section   MAR 0 1 2021

MAR 0 1 2021   Washington DC
406

Washington DC
406

SEC FILE NUMBER
8-16750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/2020___ AND ENDING ___12/31/2020___
                                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEI SECURITIES, INC.	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	
30 EAST SEVENTH STREET, SUITE 1300	FIRM I.D. NO.

(No. and Street)

SAINT PAUL	MINNESOTA	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEITH PETERSEN/MARNI J NYGARD   651—227—7333
                                                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY PLLP
                                                             (Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DR., SUITE 800	MINNEAPOLIS	MINNESOTA	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒   Certified Public Accountant
☐   Public Accountant
☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (11-05)   **unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>MARNI J NYGARD</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>AEI SECURITIES, INC.</u>, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
_____
_____

_____
Signature

_____
<u>PRESIDENT</u>
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 or Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. (Statement of Operations & Retained Earnings)
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (1)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (1)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (1)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
(1) Not Applicable.



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of AEI Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of AEI Securities, Inc. (the Company) as of December 31, 2020 and 2019, the related statements of operations and retained earnings, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Schedule II, and Schedule III has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

We have served as AEI Securities, Inc.'s auditor since 1986.

Minneapolis, Minnesota
February 24, 2021

7500 Flying Cloud Drive   Suite 800   Minneapolis, MN 55344   (t) 952.893.9320 | 2180 Immokalee Road   Suite 308   Naples, FL 34110   (t) 239.325.1100

BoulayGroup.com

 Member of Prime Global, An Association of Independent Accounting Firms

AEI SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2020		December 31, 2019	
Assets:				
Cash	$	502,277	$	639,942
Receivable from Related Companies		6,013		8,075
Miscellaneous Receivable		0		303
Prepaid Expenses		300		2,100
Total Assets	$	508,590	$	650,420

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2020		December 31, 2019	
Liabilities:				
Commissions Payable	$	104,810	$	241,945
Miscellaneous Payable		115		0
Payable to Related Companies		7,072		7,498
Total Liabilities		111,997		249,443
Commitments and Contingencies		0		0
Stockholder's Equity:				
Common Stock – 2,500 shares authorized, issued and outstanding		12,500		12,500
Additional Paid-In-Capital		37,500		37,500
Retained Earnings		346,593		350,977
Total Stockholder's Equity		396,593		400,977
Total Liabilities and Stockholder's Equity	$	508,590	$	650,420

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

OPERATIONS

| | Years Ended December 31 | |
	2020	2019
Revenues:		
Commissions	$ 540,599	$ 1,132,764
Interest	1,184	4,086
Total Revenues	541,783	1,136,850
Expenses:		
Commissions Reallowed	437,331	952,972
General and Administrative	8,836	4,653
Total Expenses	446,167	957,625
Net Income	95,616	179,225

RETAINED EARNINGS

	2020	2019
Balance, beginning of year	350,977	171,752
Distributions to Stockholder	(100,000)	0
Balance, end of year	$ 346,593	$ 350,977

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENTS OF CASH FLOWS

| | Years Ended December 31 | |
	2020	2019
Cash Flows from Operating Activities:		
Net Income	$ 95,616	$ 179,225
Adjustments to Reconcile Net Income		
To Net Cash Provided by Operating Activities:		
(Increase) Decrease in Receivable		
from Related Companies	2,062	(1,185)
(Increase) Decrease in Miscellaneous Receivable	303	3,382
(Increase) Decrease in Prepaid Expenses	1,800	(96)
Increase (Decrease) in Commissions Payable	(137,135)	39,438
Increase (Decrease) in Miscellaneous Payable	115	0
Increase (Decrease) in Payable to Related Companies	(426)	(1,077)
Total Adjustments	(133,281)	40,462
Net Cash Provided By (Used For)		
Operating Activities	(37,665)	219,687
Cash Flows from Financing Activities:		
Distributions to Stockholder	(100,000)	0
Net Increase (Decrease) in Cash	(137,665)	219,687
Cash, beginning of year	639,942	420,255
Cash, end of year	$ 502,277	$ 639,942

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

(1) Summary of Organization and Significant Accounting Policies –

Organization

AEI Securities, Inc. ("Company") is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a wholly owned subsidiary of AEI Capital Corporation ("ACC"). Robert P. Johnson was President of the Company until June 30, 2020. On July 1, 2020, Marni J. Nygard became President. Mr. Johnson and his wife are majority stockholders of ACC. Mr. Johnson is also the sole stockholder and Chief Executive Officer of AEI Fund Management, Inc., which provides management services to the Company.

Revenue Recognition

The Company's major source of revenue is commissions earned on the sale of units in limited partnerships that have been organized by affiliated entities. These transactions consist of a single performance obligation that is satisfied and recognized at a point in time on the date in which the proceeds from the sale of units are accepted by the affiliated entities as that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. The transaction price is based on contractually agreed upon fixed commission percentages earned by the Company on the proceeds from the sale of units. The transaction price is not subject to significant (or any) variable consideration. Contract modifications could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations.

Costs associated with commission transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded, and are recorded on a gross basis within operating expenses in the statements of operations as the Company is acting as a principal in the arrangement.

The discussion above includes revenue that is within the scope of Topic 606. Interest income is earned from the Company's money market and is not in the scope of Topic 606.

Financial Statement Presentation

The accounts of the Company are maintained on the accrual basis of accounting for both federal income tax purposes and financial reporting purposes.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates, and the difference could be material.

Cash Concentrations of Credit Risk

The Company's cash is deposited in one financial institution and at times during the year it may exceed FDIC insurance limits.

Income Taxes

The Company is a qualified subchapter S subsidiary of ACC. As a result, the income of the Company is treated as belonging to the parent corporation, ACC. In general, no recognition has been given to income taxes in the accompanying financial statements. Primarily due to the S Corporation tax status, the Company does not have any significant tax uncertainties that would require recognition or disclosure.

(2) Related Party Transactions –

The Company and its affiliates have common management and utilize the same facility. As a result, certain general and administrative expenses are allocated among these related companies. The Company was reimbursed for certain general and administrative costs by limited partnerships whose offerings were underwritten by the Company. In 2020 and 2019, these reimbursements totaled $52,837 and $69,451, respectively. These costs consisted of license fees, broker bond insurance, FINRA filing costs, professional fees and overhead costs necessary to maintain the Company as a licensed broker-dealer with FINRA.

(3) Net Capital Requirements –

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides that aggregate indebtedness, as defined, may not exceed 15 times net capital, as defined. Alternatively, the Company's net capital may not be less than $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater. As of December 31, 2020 and 2019, the Company had adjusted net capital of $390,280 and $390,499, respectively, which exceeded the required adjusted net capital by $382,814 and $373,869, respectively. As of December 31, 2020 and 2019, the ratio of aggregate indebtedness to net capital was .29 to 1 and .64 to 1, respectively.

(4) Exemption from Rule 15c3-3 –

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

(5) Subsequent Events –

The Company has evaluated subsequent events through February 24, 2021, the date that the financial statements were available to be issued. Subsequent events, if any, were disclosed in the appropriate note in the Notes to Financial Statements.

AEI SECURITIES, INC.
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Total Assets	$	508,590
Less – Aggregate Indebtedness		111,997
Unadjusted Capital		396,593
Adjustments:		
Receivable from Related Companies		(6,013)
Prepaid Expenses		(300)
Adjusted Net Capital	$	390,280
Ratio of Aggregate Indebtedness to Adjusted Net Capital		.29:1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in AEI Securities, Inc.'s unaudited December 31, 2020 Part IIA FOCUS filing. There were no material inadequacies found to exist or to have existed since the previous audit.

AEI SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
AND THE COMPUTATION FOR DETERMINATION
OF THE RESERVE REQUIREMENTS
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

AEI Securities, Inc. does not claim an exemption from Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

AEI SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

AEI Securities, Inc. does not claim an exemption from Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

See Report of Independent Registered Public Accounting Firm



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of AEI Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AEI Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which AEI Securities, Inc. placed reliance on footnote 74 to SEC Release 34-70073 and (2) AEI Securities, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. AEI Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AEI Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in footnote 74 to SEC Release 34-70073.

Boulay PLLP

Minneapolis, Minnesota
February 24, 2021

7500 Flying Cloud Drive   Suite 800   Minneapolis, MN 55344   (t) 952.893.9320 | 2180 Immokalee Road   Suite 308   Naples, FL 34110   (t) 239.325.1100

BoulayGroup.com

 Member of Prime Global, An Association of Independent Accounting Firms



AEI SECURITIES, INC.
EXEMPTION REPORT

Pursuant to Securities Exchange Act Rule 17a-5, "Reports to be made by certain brokers and dealers", AEI Securities, Inc. (the "Company"), states that to the best of its knowledge and belief:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Company is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-700703 issued by SEC staff. The Firm has no obligation under SEA Rule 15c3-3 because it does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. The Company had no exceptions to the provision identified above throughout the most recent fiscal year.

AEI SECURITIES, INC.

I, Marni J. Nygard, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Marni J. Nygard
President

February 24, 2021

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA 12

**FORM
X-17A-5**

(Please read instructions before preparing Form) .

This report is being filed pursuant to (Check Applicable   Block(s)):

1) Rule 17a-5(a)   ☐ 16   2) Rule 17a-5(b)   ☐ 17   3) Rule 17a-11   ☐ 18

4) Special request by designated examining authority   ☐ 19   5) Other   ☐ 26

NAME OF BROKER-DEALER

EI SECURITIES, INC.   13

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box   No.)

300 WELLS FARGO PLACE, 30 SEVENTH STREET EAST   20
(No. and Street)

T. PAUL   21   MN   22   55101-4901   23
(City)   (State)   (Zip Code)

SEC. FILE NO.

8-16750   14

FIRM ID NO.

6158   15

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/20   24

AND ENDING (MM/DD/YY)

12/31/20   25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO   THIS REPORT(Area code) - Telephone No.

KEITH PETERSEN/MARNI NYGARD   30   (651) 227-7333   31

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS   REPORT   OFFICIAL USE

_____ 32   _____ 33

_____ 34   _____ 35

_____ 36   _____ 37

_____ 38   _____ 39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES ☐ 40   NO ☒ 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   ☐ 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its   attachments and the person(s) by whom
it is executed represent hereby that all information contained   therein is true, correct and complete.
It is understood that all required items, statements, and   schedules are considered integral parts of
this Form and that the submisson of any amendment represents   that all unamended items, statements
and schedules remain true, correct and complete as previously   submitted.

Dated the   24   day of   February   20 21

Manual Signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts   constitute Federal
Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a)   )

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER											
AEI SECURITIES, INC.	N	3									100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING   AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/20 99
SEC FILE NO. 8-16750 98
Consolidated 198
Unconsolidated X 199

ASSETS

	Allowable		Non-Allowable		Total	
Cash $	502,277	200		$	502,277	750
Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
Receivables from non-customers		355	6,013	600	6,013	830
Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
Securities and/or other investments not readily marketable:						
A. At cost $ 130						
B. At estimated fair value		440		610		860
Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ 150						
B. Other securities $ 160						
Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ 170						
B. Other securities $ 180						
Memberships in exchanges:						
A. Owned, at market $ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		490		680		920
1. Other assets		535	300	735	300	930
2. Total Assets $	502,277	540	$ 6,313	740	$ 508,590	940

Page 1   OMIT PENNIES

BROKER OR DEALER		
AEI SECURITIES, INC.	as of	12/31/20

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING,
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
3. Bank loans payable $	☐1045 $	☐1255 $	☐1470
4. Payable to brokers or dealers:			
A. Clearance account	☐1114	☐1315	☐1560
B. Other	104,810 ☐1115	☐1305	104,810 ☐1540
5. Payable to non-customers	☐1155	☐1355	☐1610
6. Securities sold not yet purchased,			
at market value		☐1360	☐1620
7. Accounts payable, accrued liabilities,			
expenses and other	7,187 ☐1205	☐1385	7,187 ☐1685
8. Notes and mortgages payable:			
A. Unsecured	☐1210		☐1690
B. Secured	☐1211	☐1390	☐1700
9. Liabilities subordinated to claims			
of general creditors:			
A. Cash borrowings:		☐1400	☐1710
1. from outsiders $ ☐970			
2. Includes equity subordination (15c3-1(d))			
of ...... $ ☐980			
B. Securities borrowings, at market value		☐1410	☐1720
from outsiders $ ☐990			
C. Pursuant to secured demand note			
collateral agreements		☐1420	☐1730
1. from outsiders $ ☐1000			
2. includes equity subordination (15c3-1(d))			
of ...... $ ☐1010			
D. Exchange memberships contributed for			
use of company, at market value		☐1430	☐1740
E. Accounts and other borrowings not			
qualified for net capital purposes	☐1220	☐1440	☐1750
10. TOTAL LIABILITIES $	111,997 ☐1230 $	☐1450 $	111,997 ☐1760

Ownership Equity		
21. Sole proprietorship $		☐1770
22. Partnership (limited partners) $ ☐1020		☐1780
23. Corporation:		
A. Preferred stock		☐1791
B. Common stock	12,500	☐1792
C. Additional paid-in capital	37,500	☐1793
D. Retained earnings	346,593	☐1794
E. Accumulated other comprehensive income		☐1797
F. Total	396,593	☐1795
G. Less capital stock in treasury	( )	☐1796
24. TOTAL OWNERSHIP EQUITY $	396,593	☐1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY $	508,590	☐1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
AEI SECURITIES, INC.	as of	12/31/20

COMPUTATION OF NET CAPITAL

. Total ownership equity from Statement of Financial Condition .... $ 396,593 `3480`

Deduct ownership equity not allowable for Net Capital .... (   ) `3490`

. Total ownership equity qualified for Net Capital .... 396,593 `3500`

. Add:

  A. Liabilities subordinated to claims of general creditors   allowable in computation of net capital .... `3520`

  B. Other (deductions) or allowable credits (List) .... `3525`

. Total capital and allowable subordinated liabilities .... $ 396,593 `3530`

Deductions and/or charges:

  A. Total non-allowable assets from

      Statement of Financial Condition (Notes B and C) .... $ 6,313 `3540`

  B. Secured demand note deficiency .... `3590`

  C. Commodity futures contracts and spot commodities-

      proprietary capital charges .... `3600`

  D. Other deductions and/or charges .... `3610` (6,313) `3620`

Other additions and/or allowable credits (List) .... `3630`

. Net Capital before haircuts on securities positions .... $ 390,280 `3640`

. Haircuts on securities (computed, where appliicable,

  pursuant to 15c3-1(f)) :

  A. Contractual securities commitments ....$ `3660`

  B. Subordinated securities borrowings .... `3670`

  C. Trading and investment securities:

    1. Exempted securities .... `3735`

    2. Debt securities .... `3733`

    3. Options .... `3730`

    4. Other securities .... `3734`

  D. Undue concentration .... `3650`

  E. Other (List) .... `3736` (   ) `3740`

0. Net Capital .... $ 390,280 `3750`

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
AEI SECURITIES, INC.	as of	12/31/20

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

1. Minimum net capital required (6-2/3% of line 19) .... $ 7,466 |3756|
2. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
   of subsidiaries computed in accordance with Note (A) .... $ 5,000 |3758|
3. Net capital requirement (greater of line 11 or 12) .... $ 7,466 |3760|
4. Excess net capital (line 10 less 13) .... $ 382,814 |3770|
5. Net capital less greater of 10% of line 19 or 120% of line 12 .... $ 379,080 |3780|

COMPUTATION OF AGGREGATE INDEBTEDNESS

6. Total A.I. liabilities from Statement of Financial Condition .... $ 111,997 |3790|
7. Add:
   A. Drafts for immediate credit .... $ _____ |3800|
   B. Market value of securities borrowed for which no
      equivalent value is paid or credited .... $ _____ |3810|
   C. Other unrecorded amounts (List) .... $ _____ |3820| $ _____ |3830|
9. Total aggregate indebtedness .... $ 111,997 |3840|
10. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) .... % 28.70 |3850|
11. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) .... % 0.00 |3860|

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

12. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant
    to Rule 15c3-3 prepared as of the date of net capital computation including both
    brokers or dealers and consolidated subsidiaries' debits .... $ _____ |3870|
13. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
    requirement of subsidiaries computed in accordance with Note (A) .... $ _____ |3880|
14. Net capital requirement (greater of line 22 or 23) .... $ _____ |3760|
15. Excess net capital (line 10 less 24) .... $ _____ |3910|
16. Net capital in excess of the greater of:
    5% of combined aggregate debit items or 120% of minimum net capital requirement .... $ _____ |3920|

NOTES:

A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
   of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
   covered by subordination agreements not in satisfactory form and the market values of the memberships in
   exchanges contributed for use of company (contra to item 1740) and partners' securities which were
   included in non-allowable assets.

C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
   non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AEI SECURITIES, INC.

For the period (MMDDYY) from 10/01/20 [3932] to 12/31/20 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS) or STATEMENT OF COMPREHENSIVE INCOME
(as defined in §210.1-02 of Regulation S-X), as applicable

REVENUE

. Commissions:

a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $_____ [3935]

b. Commissions on listed option transactions .... _____ [3938]

c. All other securities commissions .... _____ [3939]

d. Total securities commissions .... _____ [3940]

. Gains or losses on firm securities trading accounts

a. From market making in options on a national securities exchange .... _____ [3945]

b. From all other trading .... _____ [3949]

c. Total gain (loss) .... _____ [3950]

. Gains or losses on firm securities investment accounts .... _____ [3952]

. Profits (losses) from underwriting and selling groups .... 171,122 [3955]

. Revenue from sale of investment company shares .... _____ [3970]

. Commodities revenue .... _____ [3990]

. Fees for account supervision, investment advisory and administrative services .... _____ [3975]

. Other revenue .... 83 [3995]

. Total revenue .... $ 171,205 [4030]

EXPENSES

0. Salaries and other employment costs for general partners and voting stockholder officers .... _____ [4120]

1. Other employee compensation and benefits .... _____ [4115]

2. Commissions paid to other brokers-dealers .... 142,932 [4140]

3. Interest expense .... _____ [4075]

a. Includes interest on accounts subject to subordination agreements .... _____ [4070]

4. Regulatory fees and expenses .... _____ [4195]

5. Other expenses .... 3,243 [4100]

6. Total expenses .... $ 146,175 [4200]

NET INCOME/COMPREHENSIVE INCOME

7. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 25,030 [4210]

8. Provision for Federal income taxes (for parent only) .... _____ [4220]

9. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]

a. After Federal income taxes of .... _____ [4238]

0. [RESERVED]

a. [RESERVED]

1. [RESERVED]

2. Net income (loss) after Federal income taxes .... $ 25,030 [4230]

3. Other Comprehensive income (loss) .... _____ [4226]

a. After Federal income taxes of .... _____ [4227]

4. Comprehensive income (loss) .... $ 25,030 [4228]

MONTHLY INCOME

5. Income (current month only) before provision for Federal income taxes .... $ 5,116 [4211]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AEI SECURITIES, INC.

For the period (MMDDYY) from   10/01/20   to   12/31/20

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Balance, beginning of period	.... $	371,563	4240
A. Net income (loss)	....	25,030	4250
B. Additions (includes non-conforming capital of	.... $ _____ 4262)		4260
C. Deductions (includes non-conforming capital of	.... $ _____ 4272)		4270
Balance, end of period (from item 1800)	.... $	396,593	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Balance, beginning of period	.... $	4300
A. Increases	....	4310
B. Decreases	....	4320
Balance, end of period (from item 3520)	.... $	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
AEI SECURITIES, INC.	as of	12/31/20

Exemptive Provision Under Rule 15c3-3

. If an exemption from Rule 15c3-3 is claimed, identify below   the section upon which such exemption is based :

\. (k) (1) – Limited business (mutual funds and/or variable   annuities only) $_____ 4550

}. (k) (2) (i) – "Special Account for the Exclusive   Benefit of customers" maintained .... _____ 4560

}. (k) (2) (ii) – All customer transactions cleared through   another broker-dealer on a fully disclosed basis.

   Name(s) of Clearing Firm(s) - Please separate multiple names   with a semi-colon

   _____ 4335   _____ 4570

). (k) (3) – Exempted by order of the Commission .... _____ 4580

Ownership Equity and Subordinated Liabilities maturing or   proposed to be withdrawn within the next six months and accruals, (as defined   below), which have not been deducted in the computation of Net Capital.

'pe of Proposed Withdrawal or Accrual See below for ;ode to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
____ 4600	_____ 4601	____ 4602	_____ 4603	____ 4604	____ 4605
____ 4610	_____ 4611	____ 4612	_____ 4613	____ 4614	____ 4615
____ 4620	_____ 4621	____ 4622	_____ 4623	____ 4624	____ 4625
____ 4630	_____ 4631	____ 4632	_____ 4633	____ 4634	____ 4635
____ 4640	_____ 4641	____ 4642	_____ 4643	____ 4644	____ 4645
____ 4650	_____ 4651	____ 4652	_____ 4653	____ 4654	____ 4655
____ 4660	_____ 4661	____ 4662	_____ 4663	____ 4664	____ 4665
____ 4670	_____ 4671	____ 4672	_____ 4673	____ 4674	____ 4675
____ 4680	_____ 4681	____ 4682	_____ 4683	____ 4684	____ 4685
____ 4690	_____ 4691	____ 4692	_____ 4693	____ 4694	____ 4695

TOTAL $ _____ 4699

OMIT PENNIES

istructions: Detail listing must include the total of items maturing during   the six month period following the report date, regardless of whether or not the capital   contribution is expected to be renewed. The schedule must also include proposed capital withdrawals   scheduled within the six month period following the report date including the proposed   redemption of stock and payments of liabilities secured by fixed assets (which are considered   allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required   by the lender on demand or in less than six months.

/ITHDRAWAL CODE: DESCRIPTION

   1. Equity Capital

   2. Subordinated Liabilities

   3. Accruals

   4. 15c3-1(c) (2) (iv) Liabilities



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholder
AEI Securities, Inc.
Saint Paul, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by AEI Securities, Inc. (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Minneapolis, Minnesota
February 24, 2021

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 | 2180 Immokalee Road Suite 308 Naples, FL 34110 (t) 239.325.1100

BoulayGroup.com
 Member of Prime Global, An Association of Independent Accounting Firms

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(36-REV 12/18)	P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
13*30*******2061*******************MIXED AADC 220
16750   FINRA   DEC
AEI SECURITIES INC
1300 WELLS FARGO PLACE
30 7TH ST E
SAINT PAUL, MN 55101-4914
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marni Nygard 651.227.7333

2. A. General Assessment (item 2e from page 2) $ 157

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (87   )

     7/22/20
     _____ Date Paid

    C. Less prior overpayment applied   (   )

    D. Assessment balance due or (overpayment)   70

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

    F. Total assessment balance and interest due (or overpayment carried forward) $ 70

    G. **PAYMENT:** √ the box
        Check mailed to P.O. Box ☐   Funds Wired ☒   ACH ☐
        Total (must be same as F above) $ 70

    H. Overpayment carried forward $(0   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AEI SECURITIES INC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 24 day of February , 20 21 .

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 541,783

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

　　　　Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Commissions reallowed to partnership broker-dealers from revenue associated with the sale of LP units.   437,331

　　　　(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

　　　　Enter the greater of line (i) or (ii)

　　　　Total deductions   437,331

2d. SIPC Net Operating Revenues $ 104,452

2e. General Assessment @ .0015 $ 157

(to page 1, line 2.A.)

2

AEI
NET LEASE INCOME FUND 36
$200,000,000 of Limited Partnership Units
Offering Price: $10.00 per Unit
Minimum Purchase: 2,500 Units

AEI Net Lease Income Fund 36 ("Fund 36" or "the Fund") will acquire, without debt, a diversified portfolio of net leased, single tenant, income-producing commercial properties that are 100% leased to major national and regional creditworthy corporate tenants. The investment goals of Fund 36 are to provide current income, capital growth potential, and comparatively lower investment risk than real estate funds that utilize leverage. The General Partner expects to actively manage the Fund's assets, which means that the Fund intends to sell properties from time to time, distribute some or all of the proceeds from the sale, and reinvest the remaining proceeds in similar properties. Not earlier than five years nor later than seven years following completion of the Fund's offering phase, the General Partner will present for vote by the Fund's investors the alternative of liquidating its assets and terminating operations or continuing to operate. If the holders of a majority of the outstanding units vote to liquidate, the Fund will undertake an orderly disposition of its assets and wind up its business. If the holders of a majority of the outstanding units vote to continue its operations, then the Fund will do so, and solicit a vote by its investors on the same question in another five years. Any other action by limited partners, whether for liquidation or otherwise, requires an affirmative vote of holders of at least two-thirds of the then outstanding units.

Fund 36 is offering 20,000,000 units of limited partnership interest at a price of $10.00 per unit to investors who qualify as "Accredited Investors" under federal securities laws. The General Partner may supplement this Memorandum to increase the size of the offering by up to an additional 10,000,000 units if it is oversubscribed. The price per unit is $9.30 if investors are purchasing through an investment advisor who does not receive a commission on the transaction. The minimum purchase is 2,500 units. If the Fund has not received orders and payment for 100,000 units before March 31, 2018, all subscriptions will be returned to investors and the offering will be terminated. This offering will continue through June 30, 2020 or until such time as the Fund is fully subscribed.

Investors must rely upon their own examination of this Memorandum in making a decision to invest. No regulatory authority has recommended this investment and no regulatory authority has confirmed the accuracy or adequacy of this Memorandum. Any representation to the contrary is a criminal offense. Fund 36 has not registered the sale of these units under federal or state securities laws and the units will therefore be "restricted securities" under those laws. Accordingly, investors may not resell the units without registering their sale, or providing the Fund with an opinion of counsel that the sale is exempt from registration. The Fund is not required to register the units or to facilitate the development of a market in the units and does not expect a market to develop. Because of these limitations, the units may not be readily saleable or transferable and investors must, therefore, purchase them for investment and not for resale. Investors are advised to read the "Risks" detailed on pages 7 to 12 of this Memorandum. The General Partner believes the most significant investment risks include the following:

- Investors will not be able to evaluate properties prior to their purchase by the Fund.

- The General Partner will receive compensation from the Fund whether it operates profitably or not.

- The General Partner will be subject to conflicts of interest in managing the Fund.

- The General Partner will make all operating decisions for the Fund, including when to purchase and sell properties.

- The timing of the purchase and sale of properties may expose the Fund to changing rental rates and property prices.

Fund 36 has retained AEI Securities, Inc., an Affiliate, to act as dealer-manager for this offering. AEI Securities will endeavor to form a selling group of FINRA securities dealers to offer the units to accredited investors on a "best efforts" basis. The following table shows the net proceeds that the Fund expects to receive from this offering.

| | | Total | |
	Per Unit	Minimum	Maximum
Offering price	$ 10.00	$1,000,000	$200,000,000
Commissions	.70	70,000	14,000,000
Dealer-Manager Fee	.15	15,000	3,000,000
Organization and offering costs (at cost)	.35	35,000	7,000,000
Proceeds to Fund 36	$ 8.80	$ 880,000	$176,000,000



AEI SECURITIES, INC.
1300 Wells Fargo Place, 30 East Seventh Street, St. Paul, MN 55101
800-328-3519 • *aeifunds.com*